m+ Funds Trust

c/o Cowen Prime Services, LLC

599 Lexington Avenue

New York, New York 10022

May 7, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	m+ Buffered Fund, m+ funds Trust, Series 1-8

Amendment No. 1 to Form S-6

File No. 333-235759; ICA File No. 811-23503

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”) we, m+ funds Trust (the “Registrant”), and Cowen Prime Services, LLC, the principal underwriter of the Registrant, respectfully request acceleration of Amendment No. 1 to the Registrant’s Registration Statement on Form S-6 (the “Amendment”) to 10:00 a.m. on May 7, 2020, or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Securities and Exchange Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940.

m+ FUNDS TRUST	COWEN PRIME SERVICES, LLC

By: Cowen Prime Services, LLC	As Depositor

By:	/s/ Daniel Charney	By:	/s/ Daniel Charney
	Name: Daniel Charney		Name: Daniel Charney
	Title: Chief Executive Officer		Title: Chief Executive Officer